UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO/A
(Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
COHERUS BIOSCIENCES, INC.
(Name of Subject Company and Filing Person (Issuer))
1.500% Convertible Senior Subordinated Notes due 2026
(Title of Class of Securities)
19249HAB9
(CUSIP Number of Class of Securities)
Coherus BioSciences, Inc.
333 Twin Dolphin Drive, Suite 600
Redwood City, CA 94065
Telephone: (650) 649-3530
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
With a copy to:
Benjamin A. Potter, Esq.
Gregory P. Rodgers, Esq.
Andrew Blumenthal, Esq.
Latham & Watkins LLP
1271 Avenue of the Americas
New York, New York 10020
(212) 906-1200
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT
This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by Coherus BioSciences, Inc., a Delaware corporation (the “Company”), as subject company and issuer, on April 16, 2025 (the “Original Schedule TO” and as amended and supplemented on the date hereof, the “Schedule TO”), with respect to the right of each holder (the “Holder”) of the Notes to require the Company to offer to repurchase for cash all of the outstanding Notes, or any portion thereof that is equal to $1,000 or an integral multiple of $1,000 in excess thereof, on May 15, 2025 (the “Special Tender Date”) at a repurchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest on such Notes to, but excluding, the Special Tender Date (the “Special Tender Price”) pursuant to (i) the Indenture, dated as of April 17, 2020 (the “Original Indenture”), as supplemented by the First Supplemental Indenture, dated as of March 31, 2025 (the “First Supplemental Indenture” and the Original Indenture as supplemented by the First Supplemental Indenture, the “Indenture”) between the Company and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association), in its capacity as trustee (the “Trustee”), relating to the 1.500% Convertible Senior Subordinated Notes due 2026 (the “Notes”) of the Company, and (ii) the Fundamental Change Notice and Offer to Repurchase dated April 16, 2025 (the “Offer to Repurchase”).
The information set forth in the Offer to Repurchase, which was previously filed with the Original Schedule TO, is hereby incorporated by reference into this Amendment No. 1, except that such information is hereby amended and restated to the extent specifically provided in this Amendment No. 1.
This Amendment No. 1 is filed by the Company and is intended to satisfy the disclosure requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Offer to Repurchase.
Item 11.   Additional Information.
Item 11 is hereby amended and supplemented as follows:
The Fundamental Change Repurchase Right expired at 5:00 p.m., New York City time, on Wednesday, May 14, 2025 (the “Expiration Time”). The Company was advised by U.S. Bank Trust Company, National Association, as Tender Agent for the Tender Offer, that, as of the Expiration Time, $59,872,000, or approximately 99.80%, of the outstanding Notes were surrendered for repurchase pursuant to Holders’ Fundamental Change Repurchase Right. The Company promptly deposited with the Paying Agent an amount of cash sufficient to pay the Fundamental Change Repurchase Price for the surrendered Notes validly tendered and not validly withdrawn prior to the Expiration Time. As of the date of this Amendment No. 1, the aggregate principal amount of Notes outstanding is $121,000, which will mature on April 15, 2026, unless earlier repurchased or converted.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 15, 2025
COHERUS BIOSCIENCES, INC.
By: /s/ Dennis M. Lanfear Name: Dennis M. Lanfear Title: Chief Executive Officer

EXHIBIT INDEX
Exhibit No.	Description
(a)(1)(A)*	Fundamental Change Notice and Offer to Repurchase to Holders of 1.500% Convertible Senior Subordinated Notes due 2026, dated April 16, 2025.
(b)	Not applicable.
(d)(1)	Indenture, dated as of April 17, 2020, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 17, 2020).
(d)(2)
First Supplemental Indenture, dated as of March 31, 2025, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 1, 2025).

(d)(3)	Notice of Successor Trustee to Indenture, dated February 7, 2022 (incorporated by reference to Exhibit 4.5 to the Company’s Quarterly Report on Form 10-Q filed on May 5, 2022).
(d)(4)
Asset Purchase Agreement, dated as of December 2, 2024, by and between the Company and Intas Pharmaceuticals Ltd., a limited company incorporated in India (incorporated by reference to Exhibit 2.4 to the Company’s Annual Report on Form 10-K for the year ending December 31, 2024 filed on March 17, 2025).

(d)(5)	Form of Confirmation for Base Capped Call Transactions under the Indenture.(incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 17, 2020).
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table.

*
Previously filed.